Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco offers to acquire Falconbridge
Media Conference
Remarks by Scott Hand
Chairman and Chief Executive Officer
Inco Limited
October 11, 2005
CHECK AGAINST DELIVERY

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Thank you all for coming today.
As you know Inco and Falconbridge are two companies with long histories — Falconbridge is 83 years old, Inco is 103 years old. And for a good part of our shared history, people have been looking at us, and saying,
“You know, if only those two could only find a way to get together. What an unbelievable company that would be!”
Well, finally, that day has arrived. And you can imagine how excited we are about the great potential that this new company has.
As Derek and I say, this company will be a Canadian-based nickel and copper powerhouse on the global scene.
Let me first stress that word “Canadian.” Because that’s something we feel very proud of.
And I think we all agree — this is a historic day for Canadian mining!!
Canada is without question one of the world’s great centres of mining, and we feel privileged to carry on that proud tradition.
With a solid base of operations in Canada, and with our headquarters right here in Toronto, this new company will bring a much stronger Canadian player to the global mining stage.
And as we grow, we plan to build Canada’s great reputation as a mining leader around the world.
Now let me explain just what we’re talking about when we call this new company a powerhouse.
First, we’re talking about size and financial strength.
Our combined company has an enterprise value of about $25 billion, which leapfrogs us past all but a small handful of mining and metals companies in the world.
Of course size isn’t everything — you have to be profitable too, and we will be, with outstanding earnings and cash flow — but added size does brings some major added benefits in the global world of mining.
Notably, we will have the added strength and financial flexibility to pursue growth opportunities — and we will have a lot of options to pursue, in both nickel and in copper.

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
We will also have greater liquidity in North American stock markets and will become a preferred holding for North American investors who want to take part in the excellent future of metals, with nickel and copper at the top of the list.
Which brings us to our great position in two great metals — nickel and copper.
We will be the world’s number one nickel producer with an annual production of some 735 million pounds, and some of the world’s best assets and low-cost operations.
We will also be a top copper producer, ranked number five in the world, with an annual production of 1.33 billion pounds, and again, some of the world’s best assets and low-cost operations.
Nickel and copper both share a great market outlook.
Both are in great demand in China, and as I have said before — “the dragon is hungry,” not just for nickel but for copper as well. Both are in short supply. And both have a lack of new supply coming onstream.
Which brings us to another great strength — our great opportunities for growth in both metals.
The new Inco will have one of the best portfolios of properties in nickel and copper in the mining industry, with an enviable range of options for future growth.
If you look at projects like Voisey’s Bay and Goro on the nickel side, and El Pachon and El Morro on the copper side — plus all the other options available for growth in both metals — this company will have one of the best project pipelines in the mining business, bar none.
Our global power will also come from our geographic diversification — a major presence in North America, South America, Asia, the South Pacific, and Europe.
Look at the map of our combined operations included in your press kit, and I think you’ll be surprised by our sheer global reach.
Derek will have more to say about another great strength that we see — and that is the huge potential to combine our operations.
We estimate that Inco and Falconbridge have the unique opportunity to realize some $350 million per year in total synergies by bringing our companies together.
Our operations people become very excited when they get together and start talking about the possibilities in Sudbury, and quite frankly, I can’t wait to set them loose.

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Let me add the very important fact that this is a “win win” proposition for our Sudbury employees and the community.
We can achieve these synergies — which are unique to our two companies — in a way that helps preserve jobs and facilitates long-term growth in the Sudbury basin.
Last, but certainly not least, we’ll be a powerhouse in terms of our global team.
From the combined management group on through the ranks, this will be a formidable team. It will be very hard for anyone to match our combined experience and know-how in the art and science of base metals mining and processing.
And that adds up to a significant competitive advantage going forward that is hard for anyone else to duplicate.
Let me add another important point, which is that we share the same values when it comes to safety, caring for the environment and respecting and benefiting the communities where we work.
Without those shared values, this new combination would never work — with them, it makes our new company that much stronger.
Finally, let me say how truly privileged we feel to be combining our fortunes with a company like Falconbridge.
I always knew you had an impressive group over there, but the more I have gotten to know you in recent weeks, the more I’m stuck that Falconbridge is a company of truly outstanding, quality people.
And if all goes the way we hope, I look forward to getting to know all of you a lot better very soon.
So let me take this opportunity to officially welcome the 14,000-odd Falconbridge people to the new Inco.
Together, all 25,000 of us can look forward to a very exciting future.
With that, Derek, I’ll turn it over to you.

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco offers to acquire Falconbridge
Media Conference
Remarks by Derek Pannell
Chief Executive Officer
Falconbridge Limited
October 11, 2005
CHECK AGAINST DELIVERY

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Thank you, Scott. I appreciate your kind words.
We at Falconbridge are equally impressed with our experience with Inco over the past short while, and we are eager to combine our strengths with Inco’s, and to create the global base metal powerhouse that Scott referred to.
I know there are a number of questions the assembled media has for us, so I won’t speak long. I would like to reinforce what Scott said about the strength of this combination. In respect to Falconbridge shareholders, I believe this is an excellent development. The offer provides solid value for today, as well as significant potential for the future. Our Board unanimously endorsed this combination because we believe it offers the best short and long term value to our shareholders.
As Scott mentioned, there are significant synergies related to this transaction. Let me explain these a little.
We anticipate about $350 million in annual synergies will be achieved as a result of this transaction, at both operational level and the corporate level. The majority will be related to taking advantage of operational efficiencies that become possible in the new Inco.
The main operational synergies we have identified are in Sudbury, where we have complementary land positions, mine and shaft infrastructure, surface processing and metallurgical facilities.
There are obvious and immediate benefits to be realized as we gain the ability to direct the flow of materials more efficiently. This will reduce processing costs, improve use of smelting and refining capacity, and produce more product.
Let me give you an example that’s already been implemented. A few months ago, Inco and Falconbridge came to an agreement to refine Inco copper anodes at Falconbridge’s refinery in Montreal. This filled available capacity for Falconbridge while reducing costs for Inco. This is only scratching the surface of the opportunities we have before us.
I’ll give you another simple example: Inco’s and Falconbridge’s concentrators are at nearly opposite ends of the Sudbury Basin, and we each ship ore 50 or more kilometers to our respective concentrators from certain mines. With a combined company, we will optimize ore shipping, reduce freight costs and increase efficiency. At the same time, we will be able to reduce feed variability, improve mill recoveries and maximize throughput.
The combination of our companies will allow us to reduce bottlenecks, explore ways to increase production, and ultimately lower unit costs — and we expect to become among the world’s best in this measure.

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
The operational synergies before us are practical, they are significant, and we are prepared to realize them.
In deals of this magnitude there is always necessary rationalization at a corporate level. This deal is no exception. However, looking at the bigger picture, we’re creating a much more powerful Canadian mining company that will be a strong force on the global mining scene for years to come, providing jobs not just for people within the company, but also in the many head office support services in Toronto’s financial and investment community, legal firms, accounting firms, IT support — and so on.
I must stress — and I know Scott agrees wholeheartedly — that respect for employees is a fundamental principle for both of us. Wherever rationalization is needed, it will be approached in a manner that offers as much support and understanding as possible.
Of course, synergies are just one consideration in this deal. Another is the impressive list of assets we will bring together.
On the nickel side, Inco has Voisey’s Bay, Thompson and PT Inco. We are adding Raglan, Falcondo and Montcalm. Then we have our projects: Goro and Koniambo in New Caledonia, and Kabanga in Tanzania. And we can add Falconbridge’s recent promising nickel laterite project in Brazil to that list.
Falconbridge will bring significant strength in copper to the new company. We have Collahuasi and Lomas Bayas in Chile, Kidd Creek in Timmins and our stake in Antamina in Peru. In addition, we have our Chilean metallurgical facility at Altonorte and other metallurgical operations in Ontario and Quebec. To this we will add copper mined at Voisey’s Bay, as well as an impressive list of Falconbridge projects, including El Pachon, El Morro and West Wall in South America and Frieda River in Papua New Guinea.
Falconbridge also brings fully integrated zinc and aluminum businesses. Our aluminum sales represent 10% of the US market, and the business generates strong cash flows.
The zinc business includes the fourth-largest zinc mine in the world, and smelting and refining capability. Three of the ten largest zinc projects in the world are also under Falconbridge control.
All of which is to say that as a combined entity, we have global reach and global clout. Our array of operating assets is both impressive and diversified. And our pipeline of projects is among the best in the world.
The cash flows we will be able to generate from our combined company will enable us to facilitate profitable growth and become the leading base metals mining company.
Before we open the floor to questions, I’d like to close with two thoughts:

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
First, I believe this deal will deliver both immediate and longer-term value to
Falconbridge shareholders. The offer today is fair, and there is significant future potential for the combined company.
And second, I would like to express my deep satisfaction over what I see as a winning resolution to Falconbridge’s recent corporate history. For the past two years, Falconbridge shareholders and employees have taken an interesting journey, creating momentum as they dealt successfully with change and uncertainty. With the conclusion of this deal, their patience will be rewarded, and the momentum maintained as two strong Canadian companies come together to create one global mining force.
Thank you.

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Scott M. Hand
Chairman and Chief Executive Officer
Inco Limited
Scott M. Hand was elected Chairman and Chief Executive Officer of Inco Limited in April 2002, after serving as Deputy Chairman and CEO since April 2001. Prior to his election as Deputy Chairman and CEO, he was President since 1992. He earlier served as Executive Vice-President, General Counsel & Secretary and was also responsible for Strategic Planning and Business Development for the Company.
Mr. Hand joined Inco in 1973 in its Legal Department. Before he joined Inco, Mr. Hand was associated with a New York City law firm.
Mr. Hand received a Bachelor of Arts degree from Hamilton College in 1964, and after spending two years in Ethiopia with the U.S. Peace Corps, he entered Cornell Law School and graduated with a Doctor of Jurisprudence degree in 1969.
He is a member of the Board of Directors of Independence Community Bank Corp. in Brooklyn, New York.
Mr. Hand is a member of the Board of Directors of The Nickel Development Institute and the Canadian Council of Chief Executives. He is also a member of the U.S. Council on Foreign Relations and a member of the Boards of the Ontario Heritage Foundation and Tafelmusik.
He was born in San Francisco, California on May 11, 1942 and is married to the former Ellen F. MacMillan. They have three children and make their home in Toronto.

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Derek G. Pannell
Chief Executive Officer
Falconbridge Limited
Derek G. Pannell was appointed Chief Executive Officer of Falconbridge on June 30, 2005. He had previously been the President and Chief Executive Officer of Noranda Inc. since June 1, 2002. Mr. Pannell also served as the President and Chief Operating Officer for Noranda between September 2001 and June 2002.
Mr. Pannell is a metallurgical engineer with over 35 years of experience in the mining and metals industry. He holds a Bachelor of Science degree from Imperial College in London, England. As Vice-President, Operations, of Compañía Minera Antamina in Peru, Mr. Pannell participated in the very successful completion of the copper-zinc mine, a $2.3 billion copper mining development in Peru which started commercial production in October 2001, four months ahead of schedule and under budget.
Mr. Pannell first joined Noranda in 1969 and, over the years, became responsible for the operations of Noranda’s principal copper and zinc businesses. His senior level management experience includes Senior Vice-President, Copper Group, and President of Noranda Copper Smelting and Refining, as well as President of Brunswick Mining and Smelting.
Mr. Pannell is a Director of the Mining Association of Canada and the Chair of the Association’s “Towards Sustainable Mining” Initiative and a Board member of the International Council on Mining and Metals. He also acted as Co-Chair of the Mining Industry Training and Adjustment Council from 1996 to 1998, was a member of the Premier of New Brunswick’s roundtable on the environment from 1995 to 1997, and was President of the Rouyn-Noranda CEGEP during 1991 and 1992. Mr. Pannell is also an Honourary Professor of the Universidad Nacional de Ingenéria, Lima, Peru.

OVERVIEW
The new Inco will be a world-class, metals and mining company.
INCO
•	Founded in 1902 as the International Nickel Company

•	World’s second largest nickel producer

•	Important producer of copper, cobalt, precious metals and major producer of value-added specialty nickel products

•	11,000 employees

•	Operations, projects and offices in 18 countries

•	Revenues: $2.3 billion (six months ended June 30, 2005)

•	Net income: $528 million (six months ended June 30, 2005)

•	Market capitalization: $9 billion (as at September 30, 2005)

•	Listed on the Toronto Stock Exchange (N) and the New York Stock Exchange (N)
FALCONBRIDGE
•	Founded 1922 (Noranda) and 1928 (Falconbridge)

•	World’s fourth largest nickel producer, eighth largest copper producer and third largest zinc producer

•	Integrated aluminum and zinc operations

•	14,500 employees

•	Operations and offices in 18 countries

•	Revenues: $4.1 billion (six months ended June 30, 2005)

•	Net income: $378 million (six months ended June 30, 2005)

•	Market capitalization: $10 billion (as at September 30, 2005)

•	Listed on the Toronto Stock Exchange (FAL.LV) and the New York Stock Exchange (FAL)
NEW INCO
(Pro forma)
•	World Producer Ranking:
•	Nickel: 1st

•	Copper: 8th

•	Zinc: 3rd

•	Aluminum: 10 per cent of United States consumption

•	Cobalt: a leading producer
•	25,500 employees

•	Operations, projects and offices in 28 countries

•	Revenues: $6.4 billion (six months ended June 30, 2005)

•	Cash Flow: $1.25 billion (six months ended June 30, including changes in working capital)

•	Listed on the Toronto Stock Exchange (N) and the New York Stock Exchange (N)
PRODUCTION 2005 (estimated)
•	The new Inco will be the world’s leading nickel producer

•	The new Inco will also be a leading player in copper, zinc, aluminum and cobalt markets

	MILLIONS OF POUNDS
	INCO	FALCONBRIDGE	NEW INCO
NICKEL	485	250	735
COPPER	250	1,080	1,330
All figures in U.S. dollars unless otherwise stated.

A STRONGER, MORE DIVERSIFIED COMPANY
The new Inco will be a global Canadian-based mining and metals powerhouse.
•	The world’s largest nickel producer, eighth-largest copper producer, third largest zinc producer and a leading cobalt producer

•	U.S. $350 million annual pre-tax synergies by year-end 2007

•	One of the lowest cash costs in the global nickel and copper industries

•	Financial strength and flexibility to invest in growth

•	Excellent portfolio of global growth opportunities
TOP NICKEL PRODUCERS (2005e)
The new Inco will become the biggest nickel producer in the world with estimated 2005 output of about 735 million pounds of low-cost nickel.
TOP COPPER PRODUCERS (2005e)
The new Inco will become the world’s eighth-largest copper producer with 2005 output of about 1.33 billion pounds of low-cost production and great growth prospects.
POTENTIAL PRODUCTION INCREASES (estimated)
35% increase in nickel
production by 2009
95% increase in copper
production by 2011

OPERATIONS AND DEVELOPMENT PROJECTS
The new Inco will be more geographically diverse with operations, projects and offices in 28 countries and a marketing network that extends to over 40. The new company will become the world’s leading nickel producer, eighth largest copper producer, third largest zinc producer, a leading cobalt producer, and will have 10 per cent of the United States aluminum market. The new company will also possess an enviable portfolio of growth projects and will be a Canadian-based, global mining leader.
OPERATIONS
NICKEL
North America
Montcalm mine — Timmins, Ontario
Novamet Specialty Products Corp. — Wyckoff, New Jersey
Raglan mine — Nunavik Territory, Quebec
Sudbury mines and processing facilities — Sudbury, Ontario
Thompson mines and processing facilities — Thompson, Manitoba
Caribbean
Falcondo mine and processing plant — Bonao, Dominican Republic
Europe
Clydach refinery — Swansea, Wales
Asia
Inco Advanced Technology Materials Co., Ltd. — Dalian, China and Shenyang, China
Inco TNC Limited — Matsuzaka (Tokyo), Japan
Jinco Nonferrous Metals Co. Ltd. — Kunshan, China
Korea Nickel Corporation — Onsan, South Korea
Taiwan Nickel Refining Corporation — Kaohsiung, Taiwan
PT Inco mine and processing facility — Sorowako, Indonesia
COPPER
North America
CCR refinery — Montreal, Quebec
Horne smelter — Rouyn-Noranda, Quebec
Kidd Creek mine and smelter — Timmins, Ontario
South America
Altonorte smelter — La Negra, Region II, Chile
Antamina mine — Department of Ancash, Peru
Collahuasi mine — Region I, Chile
Lomas Bayas mine — Region II, Chile
ZINC
North America
Brunswick mine — Bathurst, New Brunswick
Brunswick smelter — Belledune, New Brunswick
CEZ refinery — Valleyfield, Quebec
General Smelting — Lachine, Quebec
Kidd Creek smelter and refinery — Timmins, Ontario
COBALT
North America
Port Colborne refinery — Port Colborne, Ontario
ALUMINUM
North America
GramercyAlumina refinery — Gramercy, Louisiana
Primary Aluminum smelter — New Madrid, Missouri
Rolling mills — Huntingdon, Tennessee; Newport, Arkansas; Salisbury, North Carolina
Caribbean
St. Ann Bauxite mine — Discovery Bay, Jamaica
OTHER
North America
Noranda Recycling — Brampton, Ontario; East Providence, Rhode Island;
La Vergne, Tennessee; Roseville, California; San Jose, California
NorFalco LLC (sulphuric acid) — Independence,Ohio; Mississauga, Ontario
The International Metals Reclamation Company, Inc. — Ellwood City, Pennsylvania
Europe
Acton refinery (platinum-group metals) — London, England
DEVELOPMENT PROJECTS
NICKEL
Goro Nickel S.A. mine and processing facility — South Province, New Caledonia
Kabanga — Tanzania
Koniambo — North Province, New Caledonia
Nickel Rim South — Sudbury, Ontario
PT Inco expansion — Sorowako, Indonesia
Voisey’s Bay Nickel Company limited mine, concentrator and demonstration plant — St. John’s, Newfoundland and Labrador
COPPER
Frieda River — Papua, New Guinea
El Morro — Region III, Chile
El Pachón — Argentina
West Wall — Region IV, Chile
ZINC
Lady Loretta — Queensland, Australia
Lennard Shelf — Western Australia, Australia
Perseverance — Matagami, Quebec

GROWTH
The new Inco will have the world’s best pipeline of growth opportunities.
NICKEL GROWTH OPPORTUNITIES

NAME	LOCATION	DESCRIPTION

Voisey’s Bay	St. John’s, Newfoundland and Labrador	•	Massive sulphide ore deposit, mine and concentrator in Labrador and demonstration processing plant in Argentia, Newfoundland
		•	First concentrate produced in September 2005
		•	100% ownership

Goro	New Caledonia	•	One of the best undeveloped nickel laterite orebodies in the world — first production from this nickel-cobalt project is expected in late 2007
		•	69% ownership

Koniambo	New Caledonia	•	Very good undeveloped laterite deposit — decision on development by January 1, 2006
		•	49% ownership

Nickel Rim South	Sudbury, Ontario	•	One of the highest grade deposits in the Sudbury Basin with significant platinum-group metals
		•	Production scheduled to commence in 2009
		•	100% ownership

PT Inco	Sorowako, Indonesia	•	One of the lowest cost producers, with significant expansion potential within contract of work area
		•	49% ownership

Raglan	Nunavik Territory, Quebec	•	Expansion project for the Raglan nickel operation
		•	Drilling program underway
		•	100% ownership

Kabanga	Tanzania	•	Important nickel sulphide development project
		•	Drilling program and feasibility study underway
		•	50% ownership

Araguaia	Brazil	•	Attractive newly discovered nickel laterite property
		•	Extensive exploration program being conducted
		•	100% ownership

Fraser Morgan	Sudbury, Ontario	•	Encouraging results in this Sudbury area drilling program reaffirms local exploration and resource potential
		•	100% ownership

Kelly Lake	Sudbury, Ontario	•	Orebody located adjacent to existing Copper Cliff South Mine
		•	100% ownership

Onaping Depth	Sudbury, Ontario	•	Orebody located below previously operating Onaping mine
		•	100% ownership

1-D Lower	Thompson, Manitoba	•	Located at Thompson Mine, development of the first phase of the 1-D Lower orebody is expected to commence in 2006, and production from the orebody should begin in 2008
		•	100% ownership

Totten Mine	Sudbury, Ontario	•	Orebody located at former operating site
		•	100% ownership
COPPER GROWTH OPPORTUNITIES

NAME	LOCATION	DESCRIPTION

El Pachón	Argentina	•	Attractive copper mine developement project
		•	Feasibility study being updated based on results of extensive drilling program
		•	100% ownership

El Morro	Chile	•	A large copper porphyry with high gold co-product credits
		•	70% ownership

Collahuasi	Chile	•	Expansion project and new discoveries
		•	Scoping study underway
		•	44% ownership

Lomas Bayas	Chile	•	Reviewing adjacent Fortuna de Cobre deposit
		•	Exploration program ingoing
		•	100% ownership

Frieda River	Papua, New Guinea	•	One of the world’s largest undeveloped copper and gold deposits
		•	Right to earn 72% ownership

Kidd Mine D	Timmins, Ontario	•	Deepest base metals orebody in the world
		•	100% ownership

West Wall	Chile	•	Significant copper porphyry
		•	Right to earn 50% ownership

Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This media kit contains forward-looking information about Inco Limited (“Inco”) and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this media kit represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including but not limited to Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This media kit may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.